UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

Altair Nanotechnologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

021373105
(CUSIP Number)

Mr. Guohua Sun Villa 1, Huajing Garden Jida, Zhuhai Guangdong, China +86 756-3250896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	021373105
1.	Names of Reporting Persons. Canon Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,637,602(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,637,602(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 20.7%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)
Pursuant to the Voting Agreements described below, the Buyer (as defined below) and its 100% owner, Mr. Yincang Wei, may be deemed to have beneficial ownership of 22,637,602 Shares (as defined below).  The Voting Agreement Shares (as defined below) also include an additional 1,983,750 Shares (as defined below) underlying stock options that are not exercisable within 60 days of September 20, 2010, i.e., the date of the Voting Agreements described below. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons (as defined below) that it or he is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
Based on 108,062,315 shares of common stock outstanding of the Issuer as of September 20, 2010, as reported by Altair Nanotechnologies, Inc. in the Share Subscription Agreement described in Item 4 hereof.  The aggregate number of Voting Agreement Shares (as described below) (including the additional 1,983,750 Shares underlying stock options that are not exercisable within 60 days of September 20, 2010) constitute 22.1% of the issued and outstanding Shares (as defined below) of the Issuer (as defined below) as of September 20, 2010 (based on the 108,062,315 Shares issued and outstanding of the Issuer as of September 20, 2010 as reported by the Issuer in the Share Subscription Agreement described in Item 4 hereof).

CUSIP No.	021373105
1.	Names of Reporting Persons. Yincang Wei
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,637,602(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,637,602(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 20.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Pursuant to the Voting Agreements described below, the Buyer (as defined below) and its 100% owner, Mr. Yincang Wei, may be deemed to have beneficial ownership of 22,637,602 Shares (as defined below). The Voting Agreement Shares (as defined below) also include an additional 1,983,750 Shares (as defined below) underlying stock options that are not exercisable within 60 days of September 20, 2010, i.e., the date of the Voting Agreements described below. Neither the filing of this statement  on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons (as defined below) that it or he is the beneficial owner of any of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
Based on 108,062,315 shares of common stock outstanding of the Issuer as of September 20, 2010, as reported by Altair Nanotechnologies, Inc. in the Share Subscription Agreement described in Item 4 hereof.  The aggregate number of Voting Agreement Shares (as described below) (including the additional 1,983,750 Shares underlying stock options that are not exercisable within 60 days of September 20, 2010) constitute 22.1% of the issued and outstanding Shares (as defined below) of the Issuer (as defined below) as of September 20, 2010 (based on the 108,062,315 Shares issued and outstanding of the Issuer as of September 20, 2010 as reported by the Issuer in the Share Subscription Agreement described in Item 4 hereof).

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, no par value (the “Shares”), of Altair Nanotechnologies, Inc., a corporation incorporated under the laws of Canada (the “Issuer”).  The principal executive offices of the Issuer are located at 204 Edison Way, Reno, Nevada 89502.

Item 2.  Identity and Background

The names of the persons filing this statement are Canon Investment Holdings Limited, a Hong Kong corporation (the “Buyer”) and Mr. Yincang Wei, the Executive Director and sole stockholder of the Buyer (the Buyer and Mr. Yincang Wei together, the “Reporting Persons”).

The address of the principal office of Buyer is Villa 1, Huajing Garden, Jida, Zhuhai, Guangdong, China. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Buyer, which includes Mr. Yincang Wei, is set forth on Schedule A.

The Buyer, through its indirect, wholly-owned subsidiary in China, Zhuhai Yintong Energy Co., Ltd. (“YTE”), is engaged in the manufacturing and sale of high-capacity and high-power Li-ion power batteries, energy-storage batters as well as batteries for general uses. YTE’s battery products have wide application in different areas, including lighting equipments, medical facilities, power tools, electric bicycles, electric vehicles, smart grid, domestic energy-storage, and peak-load regulation.

During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the other persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this statement relates have not been purchased by the Buyer, and thus no funds were used for such purpose.  As an inducement for the Buyer to enter into the Share Subscription Agreement and the other agreements described in Item 4, (i) Al Yousuf LLC (“Al Yousuf”), and (ii) Terry M. Copeland, John C. Fallini, Bruce J. Sabacky, Stephen A. Balogh, Daniel Voelker, C. Robert Pedraza, Tom Keiffer, Jon N. Bengston, George E. Hartman, Pierre Lortie, Robert G. van Schoonenberg, Hossein Asrar Haghighi and Alexander Lee (each, a “Issuer Director and/or Officer” and together, the “Issuer Directors and/or Officers”) ((i) and (ii) collectively the “Relevant Issuer Stockholders”) entered into voting agreements each dated as of September 20, 2010 (each, a “Voting Agreement” and together, the “Voting Agreements”) with the Buyer with respect to the Voting Agreement Shares (as defined below).  The Buyer did not pay additional consideration to the Relevant Issuer Stockholders in connection with the execution and delivery of the respective Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.  Purpose of Transaction

As an inducement for the Buyer to enter into the Share Subscription Agreement (as defined below) and the related agreements described below, the Relevant Issuer Stockholders entered into the Voting Agreements.  The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Share Subscription Agreement and the related agreements described below.

Share Subscription Agreement

On September 20, 2010, the Buyer and the Issuer entered into a share subscription agreement (the “Share Subscription Agreement”).  Pursuant to the terms and subject to the conditions set forth in the Share Subscription Agreement, the Buyer has agreed to acquire such number of Shares of the Issuer that will constitute 51.0% of the outstanding Shares of the Issuer on a fully diluted basis immediately after the closing under the Share Subscription Agreement (the “Transaction”).  The number of the Shares to be acquired in the Transaction is estimated to be 125,917,996 Shares.  The purchase price for the Shares is fixed at U.S. $0.3882 per share, and the total gross proceeds from the offering are estimated at U.S. $48.9 million.  The Issuer has agreed to use the proceeds, in part, to construct a nano lithium titanate oxide (“nLTO”) materials production facility in China that is expected to have an initial annual production capacity of up to 2,000 to 3,000 tons of nLTO materials, and to fund the Issuer’s working capital needs and ongoing operations in the United States.

The Share Subscription Agreement provides that, effective as of the closing of the Transaction, the board of directors shall consist of 9 directors, 5 of whom shall be designated by the Buyer, 3 of whom shall be independent directors (including one designee by Al Yousuf), and 1 of whom shall be an executive of the Issuer.

Under the Share Subscription Agreement, the Buyer and the Issuer agree to consult with each other as to the appropriate time to effect proposed consolidation of the Shares approved by the stockholders of the Issuer on May 24, 2010, which consolidation is expected to take place around mid-November and will in any event take place prior to the closing of the Transaction and at least 10 business days prior to December 20, 2010.  The ratio of pre-consolidation Shares to post-consolidation Shares shall not be greater than 4:1 without the prior written consent of the Buyer.

The closing of the Transaction is subject to a number of closing conditions, including, without limitation, the receipt of required stockholder approval, no applicable law prohibiting the consummation of the Transaction, the truth and accuracy of representations and warranties made by the parties at closing and the performance of all material obligations by the parties prior to the closing, no material adverse effect on the Issuer and its subsidiaries having occurred, the completion by the government of the United States of its national security review, the Issuer and its subsidiaries having taken all actions necessary to ensure that the closing is permitted by International Traffic In Arms Regulations, receipt of legal opinions, and other closing conditions specified in the Share Subscription Agreement.

The foregoing description of the Share Subscription Agreement is a summary only and is qualified in its entirety by the Share Subscription Agreement, a copy of which is attached as Exhibit 4 to this statement.  The Share Subscription Agreement contains representations and warranties and other statements that are solely for the benefit of the parties to the Share Subscription Agreement and are designed to allocate business and other risks among the parties.  Additionally, these representations and warranties and other statements in the Share Subscription Agreement: (i) speak only as to the specified dates on which they were made, and may be modified or qualified by confidential disclosure schedules, (ii) have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the transaction if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and (iii) may be subject to a different materiality standard than the standard that is applicable to disclosures to investors.  Moreover, information concerning the subject matter of the representations and warranties and other statements made in the Share Subscription Agreement may have changed since the date of the Share Subscription Agreement, and will likely change in the future.

Other Agreements

Concurrent with the execution and delivery of the Share Subscription Agreement, the Buyer and the Issuer entered into an Investor Rights Agreement, pursuant to which, among other things, effective as of the closing of the Transaction, the Buyer will have rights to proportional representation on the Issuer’s board of directors and an option to purchase common shares of the Issuer at market price in an amount sufficient to maintain proportionate ownership in connection with future dilutive issuances.

Additionally, concurrent with the execution and delivery of the Share Subscription Agreement, the Buyer, the Issuer and Al Yousuf entered into a Waiver and Rights Agreement, pursuant to which, among other things, the parties agreed that effective as of the closing of the Transaction, Al Yousuf will have the right to appoint one director as long as its common share ownership remains above 5% on a fully diluted basis.  Under the Waiver and Rights Agreement, the parties also agree at the next annual stockholder meeting of the Issuer following the closing of the Transaction (or if the board of directors of the Issuer decided to call a special stockholder meeting, at such stockholder meeting), the Issuer will propose to amend its articles to increase the size of the board of directors to no less than 11 directors and nominate two new directors to the board of directors (one of whom shall be designated by the Buyer and the other director shall be an independent director nominated by the board of directors pursuant to the Issuer’s then existing director nomination practice), and the Buyer and Al Yousuf agree to vote their Shares in favor of such proposal and the election of the two new directors.

The foregoing descriptions of the Investor Rights Agreement and the Waiver and Rights Agreement are summaries only and are qualified in their entirety by copies of such agreements attached as Exhibits 5 and 6 to this statement.

Voting Agreements

Concurrent with the execution and delivery of the Share Subscription Agreement, the Relevant Issuer Stockholders entered into Voting Agreements with the Buyer.  The aggregate number of Shares covered by the Voting Agreements (the “Voting Agreement Shares”) are 24,621,352 Shares, which include 3,253,221 Shares underlying stock options (of which 1,269,471 Shares relate to stock options that are exercisable within 60 days of September 20, 2010).

Pursuant to the Voting Agreements, the Relevant Issuer Stockholders have agreed to vote or exercise their right to consent with respect to all Shares that each such Relevant Issuer Stockholder is entitled to vote at the time of any vote to approve the issuance of Shares to the Buyer pursuant to the Share Subscription Agreement at any meeting of the stockholders of the Issuer, at which such issuance of Shares or any related agreements or actions are submitted for the consideration and vote of the stockholders of the Issuer.

Under the terms of the Voting Agreements, the Relevant Issuer Stockholders have granted the Buyer an irrevocable proxy with respect to the Voting Agreement Shares. The irrevocable proxy allows the Buyer to vote the Voting Agreement Shares in the manner set forth above.

Relevant Issuer Stockholders have also agreed that they will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal (as defined in the Share Subscription Agreement), (ii) reorganization, recapitalization, liquidation or winding-up of the Issuer or any other extraordinary transaction involving the Issuer, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Share Subscription Agreement, or (iv) other matters relating to, or in connection with, any of the foregoing matters.

In the Voting Agreements, the Relevant Issuer Stockholders have agreed not, without the prior written consent of the Buyer, to directly or indirectly (i) grant any proxy or power of attorney or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, pledge, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, pledge, encumbrance or other disposition of, any Shares during the terms of the Voting Agreements (except with respect to acquisition of Shares pursuant to exercise of outstanding stock options).  In addition, the Relevant Issuer Stockholders have agreed not to seek or solicit any such acquisition or sale, assignment, transfer, pledge, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify the Buyer promptly, and to provide all details requested by the Buyer, if such Relevant Issuer Stockholder is approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

The Voting Agreement of the Buyer with the Issuer Directors and Officers will terminate upon the (a) earlier of the (i) termination of the Share Subscription Agreement in accordance with its terms, or (ii) the closing under the Share Subscription Agreement, or (b) at any time upon written notice by Buyer to the Relevant Issuer Stockholder.  The Voting Agreement of the Buyer with Al Yousuf also contains these termination provisions and an additional termination right by Al Yousuf if the closing under the Share Subscription Agreement does not occur by January 31, 2011.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the full text of such agreements, filed as Exhibits 2 and 3 to this statement.

Except as set forth in this statement, the Share Subscription Agreement, the Investor Rights Agreement, Waiver and Rights Agreement and the Voting Agreements, neither the Reporting Persons nor to Reporting Persons’ knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)      Pursuant to the Voting Agreements, the Buyer and Mr. Yincang Wei (as the 100% owner of Buyer) may be deemed to have beneficial ownership of 22,637,602 Shares of the Issuer, which includes Shares underlying stock options held by the Relevant Issuer Stockholders that are exercisable within 60 days of September 20, 2010. Such Shares constitute 20.7% of the issued and outstanding Shares of the Issuer as of September 20, 2010 (based on the 108,062,315 Shares issued and outstanding of the Issuer as of September 20, 2010 as reported by the Issuer in the Share Subscription Agreement).  In addition, the Voting Agreement Shares also include an additional 1,983,750 Shares underlying stock options that are not exercisable within 60 days of September 20, 2010, and the Buyer may be deemed to have beneficial ownership of such stock options when they become exercisable by virtue of the Voting Agreements.  The aggregate number of Voting Agreement Shares (including the additional 1,983,750 Shares underlying stock options that are not exercisable within 60 days of September 20, 2010) constitute 22.1% of the issued and outstanding Shares of the Issuer as of September 20, 2010 (based on the 108,062,315 Shares issued and outstanding of the Issuer as of September 20, 2010 as reported by the Issuer in the Share Subscription Agreement).  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it or he is the beneficial owner of any of the Shares referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Other than as provided in this statement, to the Reporting Persons’ knowledge, no Shares are beneficially owned by any of the persons listed on Schedule A.

(b)     Pursuant to the Voting Agreements, the Reporting Persons may be deemed to have shared power to vote or direct the voting of the Shares described in clause (a) above with the Relevant Issuer Stockholders.

The information required by Item 2 relating to the Relevant Issuer Stockholders is, to the best of the Reporting Persons’ knowledge, set forth in Schedule B.  The Reporting Persons make no representation or warranty with respect to the accuracy or completeness of such information.

 (c)     Except for the Share Subscription Agreement, the Investor Rights Agreement, the Waiver and Rights Agreement, the Voting Agreements, and the transactions contemplated by such agreements, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the other persons listed on Schedule A attached hereto, has effected any transaction in the Shares during the past 60 days.

(d)      Except for the Share Subscription Agreement, the Investor Rights Agreement, the Waiver and Rights Agreement, the Voting Agreements, and the transactions contemplated by such agreements, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the other persons listed on Schedule A attached hereto, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 3, 4 and 5 above and in the agreements incorporated herein by reference and set forth as exhibits hereto there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, between any of the persons named in Item 2 and any person with respect to the securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer, other than pursuant to professional advisory engagements between the Buyer and its professional advisors in connection with the Transaction.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of September 29, 2010 between the Reporting Persons.

Exhibit 2: Voting Agreement dated as of September 20, 2010 between the Buyer and Al Yousuf.

Exhibit 3: Voting Agreement dated as of September 20, 2010 between the Buyer and the following directors and/or officers of the Issuer: Terry M. Copeland, John C. Fallini, Bruce J. Sabacky, Stephen A. Balogh, Daniel Voelker, C. Robert Pedraza, Tom Keiffer, Jon N. Bengston, George E. Hartman, Pierre Lortie, Robert G. van Schoonenberg, Hossein Asrar Haghighi and Alexander Lee.

Exhibit 4: Share Subscription Agreement dated as of September 20, 2010 between the Issuer and the Buyer (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2010).

Exhibit 5: Investor Rights Agreement dated as of September 20, 2010 between the Issuer and the Buyer (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2010).

Exhibit 6: Waiver and Rights Agreement dated as of September 20, 2010 among the Issuer, Al Yousuf and the Buyer (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Canon Investment Holdings Limited

By: /s/ Yincang Wei
Name: Yincang Wei
Title: Executive Director
Date: September 30, 2010

Yincang Wei

By: /s/ Yincang Wei
Date: September 30, 2010

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Buyer are set forth below.  If no business address is given, the director’s or officer’s business address is the Buyer’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with the Buyer.  Both persons listed below are citizens of the People’s Republic of China.

Name and Business Address	Present Principal Occupation
Directors and Executive Officers
Mr. Yincang Wei	Executive Director
Mr. Guohua Sun	General Manager

SCHEDULE B

CERTAIN INFORMATION REGARDING THE RELEVANT ISSUER STOCKHOLDERS

The information set forth on this Schedule B relating to the Relevant Issuer Stockholders is based on information filed with the Securities and Exchange Commission under the Exchange Act and/or information made available to the Buyer.  While the Buyer has no reason to believe that such information was not reliable as of its date, the Buyer makes no representation or warranty with respect to the accuracy or completeness of such information.  If no business address is given the individual’s business address is 204 Edison Way, Reno, Nevada 89502.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Issuer.
Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Issuer Directors and/or Officers
Terry M. Copeland	Chief Executive Officer and Director
John Fallini	Chief Financial Officer and Secretary
Tom Kieffer	Vice President, Marketing and Sales
C. Robert Pedraza	Vice President Corporate Strategy
Bruce J. Sabacky	Vice President and Chief Technology Officer
Stephen A. Balogh	Vice President, Human Resources
Daniel Volker	Vice President, Power and Energy Systems
Pierre Lortie Address: 1, Place Ville-Marle, 39th Floor Montreal, Quebec H3B 4M7, Canada	Senior Business Advisor to Fraser Milner Casgrain LLP Address of employer: 1, Place Ville-Marle, 39th Floor Montreal, Quebec H3B 4M7, Canada
Jon N. Bengston Address: 2690-A Riggins Court Reno, NV 89509, United States	Founder and director for Pinyon Technology Address of employer: 2690-A Riggins Court Reno, NV 89509, United States
Hossein Asrar Haghighi Address: Sheikh Zayed Rd., P.O. Box 25, Dubai, United Arab Emirates	Chief Financial Officer of Al Yousuf Group Address of employer: Sheikh Zayed Rd., P.O. Box 25, Dubai, United Arab Emirates
George Hartman Address: #105 - 1177 Yonge Street Toronto, Ontario Canada M4T 2Y4, Canada	Chief Executive Officer and President of Market Logics Inc. and Executive Vice President of The Covenant Group Address of employer: #105 - 1177 Yonge Street Toronto, Ontario Canada M4T 2Y4, Canada
Alexander Lee Address: Sheikh Zayed Rd., P.O. Box 25, Dubai, United Arab Emirates	Managing Director of Al Yousuf, LLC Address of employer: Sheikh Zayed Rd., P.O. Box 25, Dubai, United Arab Emirates

Robert G. van Schoonenberg Address: PO. Box 725 Newport Beach, CA 92661-0725, United States	Chairman and Chief Executive Officer of BayPoint Capital Partners LLC Address of employer: PO. Box 725 Newport Beach, CA 92661-0725, United States
Al Yousuf
Name, State of Incorporation and Business Address	Principal Business
Al Yousuf LLC A limited liability company formed under the laws of the United Arab Emirates Address: Sheikh Zayed Rd., P.O. Box 25, Dubai, United Arab Emirates
Al Yousuf’s principal business is general retail/wholesale trading in automobiles, bikes, marine and allied products, electronics and home appliances and commodities. Al Yousuf also wholly owns companies working in real estate, construction, building maintenance, property management, computers, automobiles, transportation and the manufacture of fishing and pleasure boats and manufacturing membrane. Further, Al Yousuf is a registered tender participant for supply of material and execution of turnkey projects.

To the best of the Buyer’s knowledge, none of the Relevant Issuer Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  To the best of the Buyer’s knowledge, each Issuer Director and/or Officer listed above is a citizen of the United States, except Mr. Pierre Lortie and Mr. George Hartman, who are both citizens of Canada and Mr. Hossein Asrar Haghighi, who is a citizen of Canada and Iran.

___________________
1  Same address as the individual’s business address unless otherwise indicated.